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                            3COM CORPORATION

                            November 20, 1997


James M. Daly
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 3-20
450 Fifth Street, N.W.
Washington, D.C. 20549

     Re:  Registration No. 333-38963

Dear Mr. Daly:

     Pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Securities Act"), 3Com Corporation ("3Com") hereby requests that the above-referenced registration statement on Form S-4 (the "Registration Statement") be withdrawn.

     The Registration Statement was filed with the intention of correcting a technical error on the cover page of registration statement No. 333-23465 on Form S-4 (the "Original Registration Statement"). The Original Registration Statement registered shares of 3Com common stock which were issued to the former shareholders of U.S. Robotics Corporation ("USR") pursuant to a merger (the "Merger") whereby USR became a wholly-owned subsidiary of 3Com.

     Based on discussions with the staff, it has become apparent that 3Com's concerns regarding the Original Registration Statement cannot be expediently corrected in the manner contemplated by the Registration Statement. In light of the foregoing and since the Merger has already occurred, 3Com has concluded that the Registration Statement should be withdrawn.

                                       Sincerely,

                                       3COM CORPORATION


                                       By:  /s/ Mark Michael
                                          ------------------------------------
                                            Mark Michael
                                            General Counsel